Contact

www.linkedin.com/in/
richardworsham (LinkedIn)
www.janusmotorcycles.com
(Company)

Top Skills

Writing
Illustration
Pattern Recognition

Languages

French

Publications

The Rambler's Companion: Or the Art, Practice, and Enjoyment of Lightweight Motorcycling
Why the order Belong in Studio
Reorganizing the Modern City
La Consapevolezza del Preesistente

Richard Worsham

Founder/CEO at Janus Motorcycles
Goshen, Indiana, United States

Summary

We hear a lot of "why" questions here at Janus. That's because our way of manufacturing motorcycles, our way of riding and enjoying motorcycles, and our motorcycles themselves, are all a bit different.

We set out to build a bike that would be perfectly sized for the vast majority of the riding we love to do. Janus Motorcycles are designed to give the rider as much thrill as possible in their everyday riding.

They are a joy to ride—we hear it time and time again. Depending on if it is a 250 or 450, all our models weigh between 265 and 350 pounds, which, paired with our peppy, bullet-proof engines makes for a great power-to-weight ratio.

Lightweight motorcycling is a completely different philosophy than what most of the industry ascribes to. But going 60 on a lightweight, agile motorcycle feels as fast as much higher speeds on much bigger bikes... and provides an opportunity for more joy in your everyday joy-riding.

Integer Surgo Meliore Omine.

Experience

Janus Motorcycles

Co-Founder and Designer
August 2011 - Present (14 years 4 months)
Goshen, Indiana

Janus motorcycles was founded on the belief that the spirit of motorcycling is best understood on a small, lightweight machine, and that honoring timeless styling cues from motorcycling history isn't antithetical to modern engineering and performance. Richard co-founded Janus in 2011 and continues to lead the

company, working in a variety of roles with business strategy, marketing, and compliance; as well as continuing to design new models and products.

Education

University of Notre Dame

M.Arch, Architecture · (2011)

Thomas More College of Liberal Arts

B.A., Literature · (2007)

Woodberry Forest School

· (2003)